

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C5146-1997
Document Number:
20060520331-62
Date Filed:
8/15/2006 10:15:45 AM
In the office of

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
PMI Construction Group

2. The articles have been amended as follows (provide article numbers, if available):
Articles III has been amended to include a preferred class of securities and increase the authorized capital to 95,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Please see attached Articles of Amendment

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 72.5%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on 11/29/06

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
PMI CONSTRUCTION GROUP

Pursuant to the provisions of Section 78.385, et. seq., of the Nevada Revised Statutes, PMI Construction Group, Inc., a Nevada corporation, hereinafter referred to as the "Corporation," hereby adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the Corporation is PMI Construction Group

SECOND: Article IV of the Articles of Incorporation shall be deleted in its entirety.

THIRD: Article III of the Articles of Incorporation shall be amended to read as follows:

ARTICLE III
AUTHORIZED SHARES

The Corporation is authorized to issue a total of 100,000,000 shares, consisting of 5,000,000 shares of preferred stock having a par value of $0.001 per share (hereinafter referred to as "Preferred Stock") and 95,000,000 shares of common stock having a par value $0.001 per share (hereinafter referred to as "Common Stock"). Shares of any class of stock may be issued, without shareholder action, from time to time in one or more series as may from time to time be determined by the board of directors. The board of directors of this Corporation is hereby expressly granted authority, without shareholder action, and within the limits set forth in the Nevada Revised Statutes, to:

(a) designate in whole or in part, the powers, preferences, limitations, and relative rights, of any class of shares before the issuance of any shares of that class;

(b) create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the powers, preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;

(c) alter or revoke the powers, preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or

(d) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series.

The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the board of directors. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's bylaws or in any amendment hereto or thereto shall be vested in the Common Stock. Accordingly, unless and until otherwise designated by the board of directors of the Corporation, and subject to any superior rights as so designated, the Common Stock shall have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.

Shares of Preferred Stock may be issued in one or more series or classes, with each series or class having the rights and privileges respecting voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series as determined by the board of directors at the time of issuance. Unless otherwise set forth herein or as subsequently modified, changed or amended by the board of directors, the Preferred Stock shall have the following preferences:







(a) each share shall be entitled to twenty (20) votes on any matter voted on by the shareholders of the Corporation.

(b) each share is convertible into Common Stock on a share-for-share basis at any time at the election of the holder upon presentation and surrender of the certificate representing the Preferred Stock, duly endorsed, to the Corporation's stock transfer agent. The Preferred Stock shall be automatically converted into Common Stock upon the death of the registered holder.

THIRD: By executing these Articles of Amendment to the Articles of Incorporation, the president and secretary of the Corporation do hereby certify that on July 19, 2006, the foregoing amendment to the Articles of Incorporation of PMI Construction Group, Inc., was authorized and approved pursuant to Section 78.390 of the Nevada Revised Statutes by the consent of the majority of the Corporation's shareholders. The number of issued and outstanding shares entitled to vote on the foregoing amendment to the Articles of Incorporation was 6,191,309 of which _____________ shares voted for, and no shares voted against and no shares abstained from the foregoing amendment to the Articles of Incorporation. No other class of shares was entitled to vote thereon as a class.

DATED this 29 th day of July, 2006

Eugene Gronning, President

Eugene Gronning, Secretary

State of Utah)
:
County of Salt Lake)

On this 29 day of JULY, 2006, personally appeared before me, the undersigned, a notary public, Eugene Gronning, who being by me first duly sworn, declared that she is the president and secretary, of the above-named corporation, that she signed the foregoing Articles of Amendment to the Articles of Incorporation and that the statements contained therein are true.

WITNESS MY HAND AND OFFICIAL SEAL.

V. MARK PETERSON
NOTARY PUBLIC - STATE OF UTAH
440 EAST 400 SOUTH
SALT LAKE CITY, UT 84111
My Comm. Exp. 06/08/2009

Notary Public





05/18/1999 04:30P SSH175 FY99-000-68831

($75)

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

MAY 18 1999

No. C 5146-97

DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF ADMENDMENT OF ARTICLES OF INCORPORATION OF INTRAZONE, INC.

We the undersigned, President and Secretary of INTRAZONE do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened held on the April 29,1999, adopted a resolution to amend the original articles as follows:

ARTICLE I is hereby amended to read as follows:

The name of the corpoptation is PMI Construction Group.

ARTICLE III is hereby amended to read as follows:

The corporation is authorized to issue an aggregate of 50,000,000 shares wich shall be designated common shares. The par value of said shares is one tenth on one cent ($0.001).

The Board of Directors of the corporation may modify or amend the capital structure of the corporation on its own initiative without requierement of a shareholder vote.

On April 29, 1999 the shareholders of the corporation effected a one (1) for (2) share reverse stock split, retaining the par value per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company.

The number of shares of the corporation outstanding and entitled to vote on an admendment to the articles of Incorporation is 4,306,559; that the said charges and amendment have been consented to and approved by majority vote of stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

MAY 11 1999

Dated this______day of May, 1999

Bernardo Quintana, President *

Alfonso Guerrero, Secretary *

United Mexican States
Federal District
City of Mexico   } **ss**
Embassy of the United
States of America

State of _____)

~~MEXICO, D. F., MEXICO~~ .ss

County of _____)

MAY 1 1 1999

On this _____ day of May, 1999, personally appeared before me, a Notary Public, Bernardo Quintana and Alfonso Guerrero, who acknowledeged that they executed the above instrument. **Affiants acknowledges that they are, but they are not known by me to be the President and the Secretary of PMI Construction Group.

_____
Notary Public

MELISSA J. KEHOE
Consul

PRESIDENTIAL COMMISSIONS ARE PERMANENT

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

FEB 26 1998
No. C5146-97
Dean Heller
DEAN HELLER, SECRETARY OF STATE

Receipt No. FY9800047975
BEESLEY
02/26/1998 145.00
RECD BY TN

Receipt No. FY9800047977
BEESLEY
02/26/1998 50.00
RECD BY TN

ARTICLES OF MERGER

OF

INTRAZONE, INC.

Pursuant to the provisions of Section 92A.200, of the Nevada Revised Statutes, the following Certificate of Merger is hereby submitted by Intrazone, Inc. a Nevada corporation (the "Company 2"):

1. On the 19th day of February, 1997, Company 2 entered into an agreement consisting of a plan of merger (the "Agreement") to merge Intrazone, Inc., a corporation organized under the laws of the state of Delaware ("Company 1"), with and into Company 2, with Company 2 being the surviving corporation (the "Merger") and whereby each share of Company 1's common stock currently issued and outstanding on the effective date of the Merger shall, by action of the Merger and without any action on the part of the holder thereof, automatically be converted into one share of the authorized but previously unissued common stock of Company 2, par value of $.001 per share; and whereby the one share of Company 2's common stock currently issued and outstanding will be surrendered to the surviving corporation for the purpose of being cancelled on its corporate records. The sole purpose of the Merger is to change the domicile of Company 1 from the state of Delaware to the state of Nevada.

2. On February 19, 1997, by unanimous consent of the Board of Directors of Company 2 and by unanimous written consent by Company 2's sole shareholder, Company 2 has taken all necessary action to enter into the Plan of Merger ("Agreement") and to effect the Merger with Company 1. At the time of the action, Company 2 had issued and outstanding -1-

share of common stock. By written consent, the -1- share voted for the proposal to enter into the Agreement and effect the Merger with Company 1.

3. The Agreement was approved and adopted by the unanimous consent of the shareholders of Company 2, and was approved and adopted by more than fifty percent (50%) of the oustanding and issued shares of Company 1.

4. There is no need to amend the Articles of Incorporation of the surviving Company 2 at this time to effect the Agreement or Plan of Merger.

6. A copy of the complete Agreement is on file at the principal place of business of Company 2 and will be furnished by Company 2, upon request and without cost, to any shareholder or owner of any corporation party to the Merger.

DATED this _19th_ day of _February_ , 1997.

Company 1,	Company 2
Intrazone, Inc., incorporated under the laws of the State of Delaware	Intrazone, Inc., incorporated under the laws of the State of Nevada

By: _____
Its: President

By: _____
Its: President

By: _____
Its: Secretary

By: _____
Its: Secretary

STATE OF _____)
                      : ss.
COUNTY OF _____)

THE UNDERSIGNED, the President and Secretary respectively of Intrazone, Inc., a corporation organized and existing under the laws of the State of Nevada ("Company 2"), do hereby certify that by unanimous written consent of the shareholders of said corporation, the Agreement relating to the Merger with Intrazone, Inc., a Delaware corporation, ("Company 1") was duly and unanimously ratified and authorized by one (1) share of the one (1) share of said

2

Company 2's common stock issued and outstanding. The Undersigned further certify that the foregoing correctly sets forth the Merger approved by the shareholders and correctly states the date of adoption thereof, the number of shares outstanding, the number of shares voted for and the number of shares voted against such proposal.

_____
Lenore Van Camp, President

_____
Lenore Van Camp, Secretary

SUBSCRIBED AND SWORN to before me this _19_ day of _February_, 1997.

My Commission Expires:

MAY, 1999

_____
NOTARY PUBLIC
Residing at: _BURBANK_



HINA AZAM
COMM. # 1058598
Notary Public — California
LOS ANGELES COUNTY
My Comm. Expires MAY 14, 1999

STATE OF _CALIFORNIA_)
                       : ss.
COUNTY OF _Los Angeles_)

THE UNDERSIGNED, the President and Secretary respectively of Intrazone, Inc., a corporation organized and existing under the laws of the State of Delaware ("Company 1"), do hereby certify that at a Special Meeting of Shareholders of said corporation properly called on _2/19_, 1997, the Board of Directors was empowered to proceed with the Agreement relating to the Merger of Commpany 1 and Intrazone, Inc., a Nevada corporation, for the purpose of changing the domicile of Company 1 to Nevada; and such action was duly ratified and authorized by more than fifty percent (50%) of the outstanding and issued shares of said corporation, which shares were properly represented and voted at said Meeting. Also that said Meeting was held pursuant to a resolution of the Board of Directors setting forth the intent of the Merger and that written notice of said Special Meeting setting forth the proposal was given by first class mail to each shareholder of record entitled to vote thereon at least twenty (20) days prior to the holding of the Meeting. The Undersigned further certify that the foregoing correctly sets forth the Merger approved by the shareholders and correctly states the date of adoption thereof, the number of shares outstanding, the number of shares voted for and the number of shares voted against such proposal.

_____
Lenore Van Camp, President

_____
Lenore Van Camp, Secretary

3



I, a notary public, do hereby certify that on this 19th day of FEBRUARY, 1997, personally appeared before me Lenore Van Camp, who, being by me first duly sworn, subscribed to and declared that she is the President and Secretary of Company 1, and that she signed the foregoing document as President and Secretary of said corporation and that the statements contained therein are true.

My Commission Expires:

MAY, 1999

Hina Azam

NOTARY PUBLIC

Residing at: BURBANK

HINA AZAM
COMM. # 1058598
Notary Public — California
LOS ANGELES COUNTY
My Comm. Expires MAY 14, 1999

c:\forms\artmerg.new

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

MAR 1 2 1997
C5146-97
DEAN HELLER SECRETARY OF STATE

NF9:09
2/24/97 9:09
3/12/97 12:19
$125.00 1D

ARTICLES OF INCORPORATION
OF
INTRAZONE, INC.

The undersigned person, being at least 18 years of age, acting as incorporator under the provisions of the Nevada Revised Statutes, Corporation Laws, adopts the following Articles of Incorporation.

ARTICLE I

NAME

The name of the corporation is Intrazone, Inc.

ARTICLE II

PURPOSES

The corporation is organized to acquire assets of and with such assets operate Intrazone, Inc., and otherwise deal in and with all manner and types of assets, supplies and equipment, and to engage in any and all other acts and activities related to or in connection with such stated purposes and to engage in any other lawful act or activity for which corporations may be organized under the Nevada Revised Statutes.

ARTICLE III

CAPITALIZATION

The corporation is authorized to issue an aggregate of 10,000,000 shares which shall be designated common shares. The par value of said shares is one tenth of one cent ($0.001).

The board of directors of the corporation may modify or amend the capital structure of the corporation on its own initiative without requirement of a shareholder vote.

ARTICLE IV

CLASSES OF STOCK

A statement of the designations and the powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock of each class which the Corporation shall be authorized to issue, is as follows:

Common Stock. The Common Stock shall be non-assessable and shall not have cumulative voting rights or pre-emptive rights. In addition, the Common Stock shall have the following powers, preferences, rights, qualifications, limitations and restrictions:

(1) Holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors;

(2) After paying all liabilities of the Corporation, in the event of a voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of this Corporation, the holders of the Common Stock shall be entitled to receive all of the remaining assets of this Corporation, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of the Common Stock held by each;

(3) Shares of the Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors;

(4) No holder of any of the share of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any pre-emotive right to purchase or subscribe for any unissued stock of any class or series of any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of the Corporation of any class or series, or carrying any right to purchase stock, may be issued and disposed of pursuant to resolution of the Board of Directors to such person, firms, corporation or associations, whether such holders or others, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

ARTICLE V

RESIDENT OFFICE AND RESIDENT AGE

The street address of the initial resident office of the corporation is 5250 S. Virginia Street, Suite 250, Reno, Nevada 89502. The name of the initial resident agent of the corporation at that address is Bridget Robb Peck.

ARTICLE VI

INITIAL DIRECTOR(S)

The names and addresses of each initial director of the corporation to serve until the first

2

shareholder's meeting at which directors are elected are:

Lenore Van Camp

221 W. Alameda Avenue, Suite 203
Burbank, CA 91502

Joseph H. Brown, C.F.A.

221 W. Alameda Avenue, Suite 203
Burbank, CA 91502

There shall be two members of the first Board of Directors.

ARTICLE VII

PREEMPTIVE RIGHTS

Shareholders of the corporation shall not have preemptive rights to acquire the corporation's unissued shares.

ARTICLE VIII

DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE IX

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE X

MEETINGS AND RECORDS

Meeting of stockholders may be held within or without the State of Nevada, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE XI

LIMITATION ON LIABILITY

Liability of Officers and Directors and Right to Indemnification. No person shall have any personal liability to the corporation for damages for a breach of fiduciary duty as an officer or director. This provision does not eliminate the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of NRS 78.300.

Every person who was or is a party or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in the partnership, joint venture, trust, or other enterprise shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada as amended from time to time, against all expenses, liability, and loss for and including attorney's fees, judgment, fines and amounts paid or to be paid in settlement, reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract which may be enforced in any matter desired by any person. Such right of indemnification shall not be exclusive of any other right which such directors, officers, or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to the respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time with respect to the indemnification to provide at all times the fullest indemnification permitted by laws of the State of Nevada and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against such person and liability and expenses incurred by him in any such capacity or arising out of such status, whether or not the Corporation has the authority to indemnify such person.

ARTICLE XII

AMENDMENT

Except as set forth herein and in the Nevada Revised Statutes, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders are granted subject to this reservation.

4



ARTICLE XIII

OFFICERS' AND DIRECTORS' CONTRACTS

No contract or other transactions between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of such firm or other corporation. Any officer or director, individually or with others, may be a party to, or may have an interest in, any transaction of this Corporation or any transaction in which this Corporation is a party or has an interest. Each person who is now or may become an officer or director of this Corporation is hereby relieved from liability that he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any other firm or corporation in which he may have an interest, provided such officer or director acts in good faith.

ARTICLE XVI

INCORPORATOR

The name and address of the incorporator of the corporation is:

Lenore Van Camp

221 W. Alameda Avenue, Ste. 203
Burbank, CA 91502

DATED this 19 day of February, 1997.

L Van Camp
Lenore Van Camp
Incorporator

STATE OF CALIFORNIA)
: ss.
COUNTY OF LOS ANGELES)

Subscribed and sworn to before me this 19th day of FEBRUARY, 1997.

My Commission Expires:
MAY, 1999

Alia Azam
Notary Public
Residing at: BURBANK

HINA AZAM
COMM. # 1058698
Notary Public — California
LOS ANGELES COUNTY
My Comm. Expires MAY 14, 1999

5

ACCEPTANCE OF APPOINTMENT BY INITIAL RESIDENT AGENT

The undersigned hereby accepts and acknowledges appointment as the initial resident agent of the corporation named above.

DATED this 20th day of February, 1997.

Bridget Robb Peck
Resident Agent

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

MAR 12 1997
C5146-97
DEAN HELLER SECRETARY OF STATE
Dean Heller

No.

c:\ds\intraz\artofinc.itz



Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "INTRAZONE, INC." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE THIRTY-FIRST DAY OF JANUARY, A.D. 1994, AT 9 O'CLOCK A.M.

CERTIFICATE OF AGREEMENT OF MERGER, FILED THE TWENTY-FOURTH DAY OF FEBRUARY, A.D. 1994, AT 9 O'CLOCK A.M.

CERTIFICATE OF RENEWAL, FILED THE TENTH DAY OF APRIL, A.D. 1997, AT 9 O'CLOCK A.M.

CERTIFICATE OF MERGER, FILED THE FIFTEENTH DAY OF APRIL, A.D. 1997, AT 9 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "INTRAZONE, INC.".

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2375334 8100H

060350220

AUTHENTICATION: 4668431

DATE: 04-13-06

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/15/1997
971071172 - 2375334

CERTIFICATE OF MERGER
OF
INTRAZONE, INC.

Pursuant to the provisions of Title 8, Sections 103 and 252 of the Delaware Code, the following Certificate of Merger is hereby submitted by Intrazone, Inc. a Delaware corporation (the "Company"):

1. On the 19th day of February, 1997, the Company, incorporated under the laws of the State of Delaware, entered into a Plan and Agreement of Merger (the "Agreement") for the purpose of merging the Company with and into a corporation organized and incorporated under the laws of the State of Nevada under the name of Intrazone, Inc. (hereinafter "Intrazone"); Intrazone, the Nevada corporation, would be the surviving corporation of the merger.

2. Whereby each share of the Company's common stock currently issued and outstanding on the effective date of the Merger shall, by action of the Merger and without any action on the part of the holder thereof, automatically be converted into one share of the authorized but previously unissued common stock of Intrazone, par value of $.001 per share; and whereby the one share of Intrazone, common stock currently issued and outstanding will be surrendered to the surviving corporation for the purpose of being canceled on its corporate records. Intrazone will provide payment of cash in lieu of the issuance of fractional shares of Intrazone, the surviving corporation. The sole purpose of the Merger is to change the domicile of the Company from the state of Delaware to the state of Nevada.

3. No amendments or changes in the Certificate of Incorporation of either the State of Delaware or the State of Nevada are desired. Thus, the Certificate of Incorporation in Nevada of Intrazone, Inc. is hereafter controlling and effective.

4. The merger of the Company and Intrazone was approved, adopted, certified, executed and acknowledged by both corporations, the Company and Intrazone. At a Special Meeting of Shareholders of the Company held on February 19, 1997 (the "Meeting"), the shareholders ratified the resolution to empower the Board of Directors to take all necessary and proper corporate action to relocate the domicile of the Corporation to the State of Nevada. The Board of Directors thereafter on February 19, 1997, ratified the shareholder approval and commenced action to cause the creation of Intrazone under the laws of the state of Nevada and proceeded to execute the Agreement to merge-out the Company into Intrazone for the sole purpose of changing the domicile of the Company to the state of Nevada.

5. An executed copy of the Agreement setting forth the terms of the merger is on file at the principal place of business of Intrazone, which is located at 221 W. Alameda Avenue, Suite 203, Burbank, California 91502. A copy of the Agreement will be furnished by Intrazone, on request and without cost, to any stockholder of any constituent corporation.

6. Intrazone agrees that it may be served with process in the state of Delaware in any proceeding for the enforcement of any obligation of the Company, including any suit or proceeding to enforce the rights of any shareholder as determined in appraisal proceedings pursuant to Title 8, Section 262 of the Delaware Code. The Company and Intrazone irrevocably appoint the Secretary of State of Delaware as its agent to accept service of process in any such suit or proceeding, and a copy of such process should be mailed to Intrazone, Inc. at 221 W. Alameda Avenue, Suite 203, Burbank, California 91502.

7. At the time of the Meeting, the Company had issued and outstanding 2,689,017 shares of common stock. There were 2,041,165 shares represented at the Meeting in person and by proxy. Those shares voting in favor of the proposal were 2,041,165, and those shares voting against were -0-.

DATED this 15th day of April, 1997.





THE UNDERSIGNED, the President and Secretary respectively of Intrazone, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), do hereby certify that at a Special Meeting of Shareholders of said corporation properly called on February 19, 1997, the Board of Directors was empowered to proceed with the Agreement relating to the Merger of Intrazone, Inc. and Intrazone, Inc. a Nevada corporation, for the purpose of changing the domicile of the Corporation to Nevada; and such action was duly ratified and authorized by more than fifty percent (50%) of the outstanding and issued shares of said Corporation, which shares were properly represented and voted at said Meeting. Also that said Meeting was held pursuant to a resolution of Board of Directors setting forth the intent of the Merger and that written notice of said Special Meeting setting forth the proposal was given by first class mail to each shareholder of record entitled to vote thereon at least twenty (20) days prior to the holding of the Meeting. The Undersigned further certify that the foregoing correctly sets forth the Merger approved by the shareholders and correctly states the date of adoption thereof, the number of shares outstanding, the number of shares voted for and the number of shares voted against such proposal.

L Van Camp
Lenore Van Camp, President

L Van Camp
Lenore Van Camp, Secretary

SANDRA WHITAKER
COMM. # 1058223
Notary Public — California
LOS ANGELES COUNTY
My Comm. Expires JUL 18, 1999

STATE OF CALIFORNIA)
: ss.
COUNTY OF LOS ANGELES)

SUBSCRIBED AND SWORN to before me this 15 day of April 1997

My Commission Expires:

July 18, 1999

Sandra Whitaker
NOTARY PUBLIC 1146 N. Central ave.
Residing at: Glendale, Calif.

THE UNDERSIGNED, the President and Secretary respectively of Intrazone, Inc., a corporation organized and existing under the laws of the State of Nevada, do hereby certify that by unanimous written consent of the shareholders of said corporation, the Agreement relating to the Merger with Intrazone, Inc. a Delaware corporation, was duly and unanimously ratified and authorized by one (1) share of the one (1) share of said Intrazone, Inc.'s common stock issued and outstanding. The Undersigned further certify that the foregoing correctly sets forth the Merger approved by the shareholders and correctly states the date of adoption thereof, the number of shares outstanding, the number of shares voted for and the number of shares voted against such proposal.

L Van Camp
Lenore Van Camp, President

L Van Camp
Lenore Van Camp, Secretary

STATE OF CALIFORNIA)
: ss.
COUNTY OF LOS ANGELES)

Subscribed and sworn to before me this 15 day of April 1997.

My Commission Expires:

July 18, 1999

Sandra Whitaker
NOTARY PUBLIC 1146 N. Central ave.
Residing at: Glendale, Ca.

SANDRA WHITAKER
COMM. # 1058223
Notary Public — California
LOS ANGELES COUNTY
My Comm. Expires JUL 18, 1999

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/24/1994
944028310 - 2375334

PLAN OF MERGER

THIS PLAN OF MERGER is made and entered into this 31st day of January, 1994, by and between Intrazone, Inc., a Delaware corporation ("Intrazone"), and Bullhead Exploration, Inc., a Utah corporation ("Bullhead"), such corporations being hereinafter collectively referred to as the "Constituent Corporations."

RECITALS

WHEREAS, Intrazone is a recently organized corporation duly organized and existing under the laws of the state of Delaware, having an authorized capital of 10,000,000 shares of common stock, par value $0.001 per share (the "Common Stock of Intrazone"), only 500 of which shares are issued and outstanding as of the date hereof and owned; and 105,000 shares of preferred stock, par value $0.001 per share, none of which are presently issued and outstanding as of the date hereof, but which have been reserved for issuance to the shareholders of P.G. Entertainment, Ltd., a California corporation ("PGE"), pursuant to the terms of an Exchange Agreement between Bullhead and PGE dated January , 1994 (the "Exhange Agreement); and

WHEREAS, Bullhead is a corporation duly organized and existing under the laws of the state of Utah, having an authorized capital of 50,000,000 shares of common stock, par value $0.001 per share (the "Common Stock of Bullhead"), of which 1,348,837 shares are issued and outstanding as of the date hereof; and

WHEREAS, the respective boards of directors of Intrazone and Bullhead have each duly approved this Plan of Merger (the "Plan") providing for the merger of Bullhead with and into Intrazone with Intrazone as the surviving corporation as authorized by the statutes of the states of Delaware and Utah, and

WHEREAS, Intrazone is a wholly-owned subsidiary of Bullhead, and was created for the purpose of effecting a re-incorporation of Bullhead from Utah into the state of Delaware; and

WHEREAS, the Exchange Agreement between Bullhead and PGE provides for the acquisition by Bullhead of all of the issued and outstanding shares of PGE in exchange for the issuance to the PGE shareholders of a total of 1,798,448 shares of common stock of Intrazone following the reincorporation of Bullhead to the state of Delaware pursuant to the terms set forth herein, and following, a plan of recapitalization whereby the issued and outstanding common stock of Bullhead will be reverse split on a one-for-three basis, simultaneously with this merger, so that the present Bullhead shareholders will receive one share of Intrazone common stock of Intrazone, par value $0.001 per share, for each three shares of Bullhead common stock now held, and the 1,348,837 shares of Bullhead common stock presently issued and outstanding will be reduced to approximately 449,612 shares of Intrazone common stock:

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and for the purpose of setting forth the terms and conditions of said merger and the manner and basis of causing the shares of Common Stock of Bullhead to be converted into shares of exchanged Intrazone Stock and such other provisions as are deemed necessary or desirable, the parties

hereto have agreed and do hereby agree, subject to the approval and adoption of this Plan by the requisite vote of the stockholders of each Constituent Corporation, and subject to the conditions hereinafter set forth, as follows:

ARTICLE I

MERGER AND NAME OF SURVIVING CORPORATION

On the effective date of the merger, Bullhead and Intrazone shall cease to exist separately and Bullhead shall be merged with and into Intrazone, which is hereby designated as the "Surviving Corporation," the name of which on and after the effective date of the merger shall be "Intrazone, Inc," or such other name as may be available and the parties may agree to.

ARTICLE II

TERMS AND CONDITIONS OF MERGER

The terms and conditions of the merger are (in addition to those set forth elsewhere in this Plan) as follows:

(a)   On the effective date of the merger:

(1)   Bullhead shall be merged into Intrazone to form a single corporation, and Intrazone shall be, and is designated herein as, the Surviving Corporation;

(2)   the separate existence of Bullhead shall cease;

(3)   the Surviving Corporation shall have all the rights, privileges, immunities, and powers and shall be subject to all duties and liabilities of a corporation organized under the General Corporation Law of the state of Delaware; and

(4)   the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of the Constituent Corporations; and all property, real, personal, and mixed, and all debts due of whatever account, including subscriptions to shares, and all other chooses in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; the title to any real estate, or any interest therein, vested in either Constituent Corporation shall not revert or be in any way impaired by reason of the merger; the Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the Constituent Corporations; any claim existing or action or proceeding pending by or against either of such Constituent Corporations may be prosecuted as if the merger had not taken place, or the Surviving Corporation may be substituted in place of either of the Constituent Corporations; and neither the rights of creditors nor any liens on the property of either of the Constituent Corporations shall be impaired by the merger.

(b)   On the effective date of the merger, the board of directors of the Surviving

Corporation and the members thereof, shall consist of the members of the board of directors of Intrazone immediately prior to the merger; to serve thereafter in accordance with the bylaws of

the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with such bylaws and the laws of the state of Delaware.

(c) On the effective date of the merger, the officers of the Surviving Corporation shall be the officers of Intrazone immediately prior to the merger, such officers to serve thereafter in accordance with the bylaws of the Surviving Corporation and until their respective successors shall have been duly elected and qualified in accordance with such bylaws and the laws of the state of Delaware.

If on the effective date of the merger, a vacancy shall exist in the board of directors or in any of the offices of the Surviving Corporation, such vacancy may be filled in the manner provided in the bylaws of the Surviving Corporation.

ARTICLE III

MANNER AND BASIS OF CONVERTING SHARES

The manner and basis of converting the shares of Common Stock of Bullhead into shares of Intrazone Common Stock (the "Exchanged Intrazone Stock") and the mode of carrying the merger into effect are as follows:

(a) Each three shares of the Common Stock of Bullhead outstanding on the effective date of the merger shall, without any action on the part of the holder thereof, be converted into one fully-paid and non-assessable restricted share of Exchanged Intrazone Stock, so that the 1,348,837 outstanding shares of Bullhead Common Stock shall be converted into an aggregate of approximately 449,612 shares of Exchanged Intrazone Stock, which shares of Exchanged Intrazone Stock shall thereupon be duly and validly issued and outstanding, fully-paid, and non-assessable and shall not be liable to any further call, nor shall the holder thereof be liable for any further payment with respect thereto. After the effective date of the merger, each holder of an outstanding certificate which prior thereto represented shares of the Common Stock of Bullhead shall be entitled on surrender thereof to the transfer and exchange agent of Intrazone and on execution and delivery of a representation letter in a form acceptable to Intrazone, to receive in exchange therefor a certificate or certificates representing the number of whole shares of Exchanged Intrazone Stock into which the shares of Common Stock of Bullhead so surrendered shall have been converted as set forth above, in such denominations and registered in such names as such holder may request. Until so surrendered, each such outstanding certificate which, prior to the effective date of the merger, represented shares of Common Stock of Bullhead shall for all purposes evidence the shares of Exchanged Intrazone Stock into which such shares shall have been converted; provided, that dividends or other distributions which are payable in respect to shares of Exchanged Intrazone Stock into which shares of Common Stock of Bullhead shall have been converted shall be set aside by Intrazone and shall not be paid to holders of certificates representing such shares of Common Stock of Bullhead until such certificates shall have been surrendered in exchange for certificates representing shares of Exchanged Intrazone Stock, and on such surrender, holders of such shares shall be entitled to receive such dividends or other

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distributions without interest. Intrazone shall not issue any fractional interest in shares of Exchanged Intrazone Stock in connection with the aforesaid conversion and the number of shares of Exchanged Intrazone Stock to which shares of Bullhead Common Stock shall be converted shall be rounded to the nearest whole number of shares.

(b)   All shares of Exchanged Intrazone Stock into which shares of the Common Stock of Bullhead shall have been converted pursuant to this Article III shall be issued in full satisfaction of all rights pertaining to the shares of Common Stock of Bullhead.

(c)   If any certificate for shares of Exchanged Intrazone Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to Intrazone or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of common stock of Intrazone in any name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Intrazone or any agent designated by it that such tax has been paid or is not payable.

ARTICLE IV

ARTICLES OF INCORPORATION AND BYLAWS

The articles of incorporation of Intrazone shall, on the merger becoming effective, be and constitute the articles of incorporation of the Surviving Corporation unless and until amended in the manner provided by law.

The bylaws of Intrazone shall, on the merger becoming effective, be and constitute the bylaws of the Surviving Corporation unless and until amended in the manner provided by law.

ARTICLE V

OTHER PROVISIONS WITH RESPECT TO MERGER

This Plan has been submitted to a vote of a meeting of shareholders of Bullhead in accordance with the requirements under the Revised Utah Business Corporation Act. Similarly, Bullhead, the sole shareholder of Intrazone, has approved this Plan is accordance with the requirements of the Delaware Corporation Law. All required documents shall be executed, filed, and recorded, and all required acts shall be done in order to accomplish the merger under the provisions of the laws of the states of Delaware and Utah, subject to the terms and conditions of the Exchange Agreement.

ARTICLE VI

APPROVAL AND EFFECTIVE DATE OF THE MERGER;
MISCELLANEOUS MATTERS

The merger shall become effective when all the following actions shall have been taken:

(a)   This Plan shall be authorized, adopted, and approved on behalf of the Constituent Corporations in accordance with the laws of the states of Delaware and Utah;

(b)   This Plan, executed and verified in accordance with the laws of the state of Delaware, shall be filed in the office of the Secretary of State of the state of Delaware, and such office shall have issued a certificate of merger reflecting such filing; and

(c)   Articles of Merger (with this Plan attached as part thereof), setting forth the information required by, and executed and verified in accordance with, the laws of the state of Utah, shall be filed in the office of the Secretary of State of the state of Utah, and such office shall have issued a certificate of merger reflecting such filing.

The date on which such actions are completed and such merger is effective is herein referred to as the "effective date."

If at any time the Surviving Corporation shall deem or be advised that any further grants, assignments, confirmations, or assurances are necessary or desirable to vest, perfect, or confirm title in the Surviving Corporation, of record or otherwise, to any property of Bullhead acquired or to be acquired by, or as a result of, the merger, the officers and directors of Bullhead or any of them shall be, and they hereby are, severally and fully authorized to execute and deliver any and all such deeds, assignments, confirmations, and assurances and to do all things necessary or proper so as to best prove, confirm, and ratify title to such property in the Surviving Corporation and otherwise carry out the purposes of the merger and the terms of this Plan.

Intrazone, the Surviving Corporation, hereby agrees and covenants that from and after the effective date of the merger, it will promptly pay to the dissenting shareholders of Bullhead the amount, if any, to which such shareholder shall be entitled under the provisions of sections 16-10a-1301 et seq. of the Utah Revised Business Corporation Act.

For the convenience of the parties and to facilitate the filing and recording of this Plan, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument and all such counterparts together shall be considered one instrument.

This Plan shall be governed by and construed in accordance with the laws of the states of Delaware and Utah, as applicable.

This Plan cannot be altered or amended, except pursuant to an instrument in writing signed on behalf of the parties hereto.

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IN WITNESS WHEREOF, each Constituent Corporation has caused this Plan of Merger to be executed, all as of the date first-above written.

INTRAZONE, INC., a Delaware
Corporation

ATTEST:



Secretary

By

Luigi Cingolani, President

BULLHEAD EXPLORATION, INC., A Utah
Corporation

ATTEST:



Secretary

By

Luigi Cingolani, President

CERTIFICATE OF SECRETARY
INTRAZONE, INC.

I, Harmon Kaslow, secretary of Intrazone, Inc., a Delaware corporation ("Intrazone"), hereby certify in accordance with the General Corporation Law of the state of Delaware that the Plan of Merger to which this certificate is attached, after having been first duly signed on behalf of Intrazone and having been signed on behalf of Bullhead Exploration, Inc., a Utah corporation, was duly approved and adopted pursuant to section 228 of the General Corporation Law of the state of Delaware by the written consent of the sole stockholder of said corporation; and that thereby the Plan of Merger was duly adopted as the act of the sole stockholder of said corporation and is the duly adopted agreement and act of said corporation.

I have executed this certificate this 27th day of January, 1994.



Harmon Kaslow









EXECUTION AND ACKNOWLEDGEMENT

The foregoing Plan of Merger, having been approved by the board of directors of each Constituent Corporation, and having been adopted separately by the stockholders of each Constituent Corporation thereto in accordance with the General Corporation Law of the state of Delaware and the Utah Revised Business Corporation Act, the president and secretary of Intrazone, Inc., a Delaware corporation, and the president and secretary of Bullhead Exploration, Inc., a Florida corporation, do hereby execute this Plan of Merger this 27th day of January, 1994, declaring and certifying that this is our act and deed and the facts herein stated are true.

INTRAZONE, INC., a Delaware Corporation

ATTEST:

[signature]
Secretary

By [signature]
Luigi Cingolani, President

BULLHEAD EXPLORATION, INC., a Utah Corporation

ATTEST:

[signature]
Secretary

By [signature]
Luigi Cingolani, President

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STATE OF CALIFORNIA)
:ss
COUNTY OF ______________)

I, ________________, a notary public, hereby certify that on the ___ day of January, 1994, personally appeared before me the president and secretary of Intrazone, Inc., a Delaware corporation ("Intrazone"), and the president and secretary of Bullhead Exploration, Inc., a Utah corporation ("Bullhead"), who being by me first duly sworn, severally declared that they are the persons who signed the foregoing documents as the president and secretary, respectively, of Intrazone and Bullhead, and that the statements therein contained are true.

WITNESS MY HAND AND OFFICIAL SEAL.

____
NOTARY PUBLIC
Residing in ________________

My Commission Expires: ____________

No. 5193

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On 1-27-94 (DATE) before me, Linda Dantz Notary Public (NAME, TITLE OF OFFICER - E.G., "JANE DOE, NOTARY PUBLIC"),

personally appeared Harmon M. Kaslow and Luigi Cingolani (NAME(S) OF SIGNER(S))

☐ personally known to me - OR - ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LINDA DANTZ
COMM. #968844
Notary Public-California
LOS ANGELES COUNTY
My comm. expires JUL 02,1996

WITNESS my hand and official seal.

[signature]
SIGNATURE OF NOTARY

OPTIONAL SECTION

CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the document.

☐ INDIVIDUAL
☐ CORPORATE OFFICER(S) ____________ TITLE(S)
☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: ____________

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)
____

OPTIONAL SECTION

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED AT RIGHT:

TITLE OR TYPE OF DOCUMENT Plan of Merger between Intrazone, Inc and Bullhead Exploration

NUMBER OF PAGES (8) eight DATE OF DOCUMENT 1-27-94

SIGNER(S) OTHER THAN NAMED ABOVE none

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 01/31/1994
944010481 - 2375334

CERTIFICATE OF INCORPORATION

OF

INTRAZONE, INC.

ARTICLE I

NAME

The name of the corporation hereby created shall be **INTRAZONE, INC.**

ARTICLE II

DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE III

PURPOSES

The purposes for which this Corporation is organized:

(a) To conduct, maintain, and operate the business of amusement, entertainment, and recreation of the public, including financing, producing, furnishing, acquiring, developing, and distributing, selling and marketing, all types of television, motion picture and computer programming, and to do and transact any business properly connected with or incidental to any or all of the objects and purposes set forth above or hereinafter;

(b) To acquire by purchase or otherwise, own, hold, lease, rent, mortgage or otherwise, to trade with and deal in real estate, lands and interests in lands and all other property of every kind and nature;

(c) To manufacture, use, work, sell and deal in chemicals, biologicals, pharmaceuticals, electronics and products of all types and also to privileges or rights, owned or hereafter owned by it for manufacturing, using and vending any device or devices, machine or machines or manufacturing, working or producing any or all products.

(d) To borrow money and to execute notes and obligations and security contracts therefore, to lend any of the monies or funds of the Corporation and to take evidence of indebtedness therefore; and to negotiate loans; to carry on a general mercantile and merchandise business and to purchase, sell and deal in such goods, supplies, and merchandise of every kind and nature;

(e) To guarantee the payment of dividends or interest on any other contract or obligation of any corporation whenever proper or necessary for the business of the Corporation in the judgment of its directors;

(f)   To do all and everything necessary, suitable, convenient, or proper for the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated or incidental to the powers therein named or which shall at any time appear conclusive or expedient for the protection or benefit of the Corporation, with all the powers hereafter conferred by the laws under which this Corporation is organized; and

(f)   To engage in any and all other lawful purposes, activities and pursuits, whether similar or dissimilar to the foregoing, and the Corporation shall have all the powers allowed or permitted by the laws of the State of Delaware.

ARTICLE IV

CAPITALIZATION

The Corporation shall have authority to issue an aggregate of 10,105,000 shares, of which 10,000,000 shares shall be Common Stock having a par value of one tenth of one cent ($0.001) par value each, and 105,000 shares shall be Preferred Stock having a par value of one tenth of one cent ($0.001) par value each.

ARTICLE V

CLASSES OF STOCK

A statement of the designations and the powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock of each class which the Corporation shall be authorized to issue, is as follows:

(a)   **Preferred Stock.**

(1) **Voting Rights.**   So long as any shares of preferred stock remain outstanding, each share of preferred stock shall be entitled to twenty (20) votes on any matter voted on by the shareholders of the Corporation. The holders of preferred stock shall not be entitled to vote as a class or otherwise on any other matter submitted to the shareholders of the Corporation for a vote, except to the extent that a vote by such holders is specifically mandated by the provisions of the Delaware Corporation Law, as the same may be amended from time to time.

(2) **Conversion into Common Stock.**   Each share of preferred stock is convertible into common stock of the Corporation, on a share-for-share basis, at the times, in the manner, and subject to the conditions provided in this subsection. Each share of preferred stock may be converted at any time at the election of the holder on the presentation and surrender of the certificate representing the share, duly endorsed, with written instructions specifying the number of shares of preferred stock to be converted and the name and address of the person to whom the certificate(s) representing the common stock issuable on conversion are to be issued at the principal office of the Corporation. Shares of preferred stock held by any holder shall automatically convert to common stock upon the death of such holder.

(b)   **Common Stock.** The Common Stock shall be non-assessable and shall not have cumulative voting rights or pre-emptive rights. In addition, the Common Stock shall have the following powers, preferences, rights, qualifications, limitations and restrictions:

(1)   Holders of Common Stock shall be entitled to receive such dividends, if any, as

may be declared from time to time by the Board of Directors;

(2)   After paying all liabilities of the Coporation, in the event of a voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of this Corporation, the holders of the Common Stock shall be entitled to receive all of the remaining assets of this Corporation, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of the Common Stock held by each;

(3)   Shares of the Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors;

(4)   No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any pre-emptive right to purchase or subscribe for any unissued stock of any class or series of any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of the Corporation of any class or series, or carrying any rights to purchase stock of any class or series, but any such unissued stock, additional authorized issue of shares of any class or series of stock or securities convertible into or exchangeable for stock, or carrying any right to purchase stock, may be issued and disposed of pursuant to resolution of the Board of Directors to such person, firms, corporation or associations, whether such holders or others, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE VII

MEETINGS AND RECORDS

Meeting of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE VIII

REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is:

Harvard Business Services, Inc.,
25 Greystone Manor
Lewes, Delaware 19958

ARTICLE IX

REMOVAL OF DIRECTORS

Any director of the Corporation may be removed for cause at any annual or special meeting of the shareholders by the same vote as that required to elect a director provided, that such director prior to his removal shall receive a copy of the charges against him, delivered to him personally or by mail at his address appearing on the records of the Corporation, at least thirty (30) days prior to the meeting at which such removal is to be considered, and such director has an opportunity to be heard on such charges at the meeting of shareholders of the Corporation at which the question of his removal is to be considered.

ARTICLE X

LIMITATION ON LIABILITY

A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (a) for any breach of a director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the General Corporation Law of Delaware as it may from time to time be amended or any successor provision thereto, or (d) for any transaction from which a director derived an improper personal benefit.

ARTICLE XI

TAKEOVER STATUTE ELECTION

The Corporation hereby expressly elects not to be governed by the provisions of section 203 of the General Corporation Law of the state of Delaware, which provision shall not apply to the Corporation.

ARTICLE XII

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation shall indemnify any and all persons who may serve or who have served at any time as director or officers, or who, at the request of the Board of Directors of the Corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be a creditor, and the respective heirs,

4

administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the Corporation, or such other corporation, except in relation to matters as to which any such director or officer of the Corporation, or such other corporation, or former director or officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.

ARTICLE XIII

AMENDMENT

Except as set forth herein and in the General Corporation Law of the State of Delaware, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders are granted subject to this reservation.

ARTICLE XVI

OFFICERS' AND DIRECTORS' CONTRACTS

No contract or other transactions between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of such firm or other corporation. Any officer or director, individually or with others, may be a party to, or may have an interest in, any transaction of this Corporation or any transaction in which this Corporation is a party or has an interest. Each person who is now or may become an officer or director of this Corporation is hereby relieved from liability that he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any other firm or corporation in which he may have an interest, provided such officer or director acts in good faith.

ARTICLE XV

DIRECTORS

The Corporation shall have not less than three (3) nor more than nine (9) directors as determined from time to time by the Board of Directors. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and the class to which each shall belong are as follows: